

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

ACON S2 Acquisition Corp.,
Adam Kriger
Chief Executive Officer
1133 Connecticut Avenue NW, Ste. 700
Washington, DC 20036

Re: ACON S2 Acquisition Corp.
Form S-4
Exhibit No. 10.13
Filed June 21, 2021
File No. 333-257232

Dear Mr. Kriger:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance